MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

June 19, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
cc:	Alla Berenshteyn
cc:	Daniel Greenspan
cc:	Perry Hindin

Re:	Mylan N.V.
Preliminary Proxy Statement on Schedule 14A
Filed May 5, 2015
File No. 333-199861

Registration Statement on Form S-4
Filed May 5, 2015
File No. 333-203873

Dear Mr. Riedler:

We refer to the letter dated June 1, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan” or the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Mylan’s Preliminary Proxy Statement on Schedule 14A, Commission File No. 333-199861, filed on May 5, 2015 (the “Proxy Statement”) and Mylan’s Registration Statement on Form S-4, Commission File No. 333-203873, filed on May 5, 2015 (the “Registration Statement”) in connection with Mylan’s proposed acquisition of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), by Mylan (the “Transaction”, the “Proposal” or the “Acquisition”).

Concurrently with this response letter, Mylan is electronically transmitting Amendment No. 1 to the Proxy Statement (the “Proxy Statement Amendment”) and Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”). The Proxy Statement Amendment and the Registration Statement Amendment include revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of both the Proxy Statement Amendment and the Registration Statement Amendment, six copies of the Proxy Statement Amendment that have been marked to show changes made to the Proxy Statement, and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Mylan’s response to each comment. The page numbers in the responses refer to pages in the clean copy of the Proxy Statement Amendment or Registration Statement Amendment unless otherwise noted.

General

1.	We note that you are requesting waiver of certain financial reporting and audit requirements from the Division of Corporation Finance’s Office of the Chief Accountant. Please note that our review of the above referenced filings is subject to the resolution of such waiver requests.

Response: The Staff’s comment is noted.

Preliminary Proxy Statement on Schedule 14A

2.	Please file the form of proxy card and ensure that it is marked “preliminary copy.” See Exchange Act Rules 14a-6(a) and (e)(1).

Response: The Staff’s comment is noted. In response to the Staff’s comment, the form of proxy card, marked “preliminary copy,” is included in the Proxy Statement Amendment.

Notice of Extraordinary General Meeting of Shareholders

3.	We note that the Notice states that that the Record Date does not apply to Mylan preferred shares and that holders of such shares, which would appear to include shares acquired by Stichting Preferred Shares Mylan, may attend and vote at the meeting. With a view towards disclosure, please advise how this is consistent with section 7.07(b) of Mylan’s articles of association, which provides that if the Mylan Board sets a record date (referred to in the articles as a “registration date”) then “persons entitled to attend the General Meeting are those who, on the registration date if determined by the [Mylan] Board, have voting rights and/or meeting rights with respect to a class of shares of [Mylan] and have been registered as such in a register designated by the [Mylan] Board for that purpose.”

Response: The Staff’s comment is noted. We respectfully submit that there is no inconsistency between the disclosure in the Notice and section 7.07(b) of Mylan’s articles of association. Section 7.07(b) allows the Mylan board of directors (the “Board”) to decide to set a record date for all share classes, for specific share classes only, or not at all. The Board will set the record date in relation to the ordinary shares only, which is allowed under the articles of association and under Dutch law. Therefore, the Record Date does not apply to Mylan preferred shares that may be acquired by Stichting Preferred Shares Mylan (the “Foundation”) by exercising its call option. Not applying a record date for the preferred shares allows the Foundation time to monitor and effectively respond to threats to Mylan and its stakeholders (including shareholders, employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates) that may materialize, or become apparent, after the record date, consistent with the Foundation’s limited protective purpose as set forth in its articles of incorporation.

4.	Similarly, the Notice also states that the Cut-Off Date does not apply to proxies to vote preferred shares. With a view towards disclosure, please advise how this is consistent with Section 7.07(a) of Mylan’s articles of association, which provides that a shareholder must notify Mylan of its intention to attend the meeting in writing at the address and by the date specified in the notice of meeting, which day cannot be earlier than seven days before the day of the meeting.

Response: The Staff’s comment is noted. We respectfully submit that there is no inconsistency between the disclosure in the Notice and section 7.07(a) of Mylan’s articles of association. Section 7.07(a) of Mylan’s articles of association requires shareholders and proxy holders who want to attend the General Meeting in person to notify Mylan of their intention to do so by the cut-off date specified in the convening notice. This section relates to physical attendance at the meeting. Mylan’s articles of association are silent on a cut-off date for providing proxy cards, allowing the Board the freedom to apply a cut-off date for providing proxy cards in respect of all share classes, in respect of specific share classes only, or not at all. The Board has set the Cut-Off Date to relate to (i) attending the General Meeting in person (consistent with Section 7.07(a) of Mylan’s articles of association) and (ii) providing proxy cards in respect of ordinary shares (but not in respect of preferred shares, allowing the Foundation the opportunity to fulfil its purpose of protecting Mylan and its stakeholders against threats that may materialize, or become apparent, up until the date of the meeting).

5.	We note that the record date has not yet been specified. We remind Mylan of its obligations under Exchange Act Rule 14a-13(a)(3).

Response: The Staff’s comment is noted. We intend to satisfy our obligations under Exchange Act Rule 14a-13(a)(3).

Why is shareholder approval of the transaction required, page 3

6.	We note the statement that “if any term of the Transaction described in this proxy statement changes, in a manner that we believe is material to our shareholders, we will make supplemental disclosures to inform you of the change and, if legally required, resolicit proxies from our shareholders.” Please supplement the disclosure to provide shareholders with a better sense of what the board would consider as constituting a material change to the terms of the Transaction. For example, disclose whether any change in the price or mix of the current offer consideration, post-closing covenants made by Mylan or divestitures required to obtain regulatory approvals would constitute material changes. If Stichting Preferred Shares Mylan were to seek to exercise its call right immediately before the meeting, please advise us what procedures or steps, if any, Mylan would take in order to inform other shareholders about such event and whether Mylan would consider postponing the meeting to afford Mylan shareholders sufficient time to consider the new developments.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Why is shareholder approval of the Transaction required?” on page 3 of the Proxy Statement Amendment has been revised to give examples of terms of the Transaction for which we would make a supplemental disclosure if such term changed materially.

If the Foundation exercises its call option prior to the General Meeting, it would be required to notify Mylan. Mylan, in turn, would inform shareholders by issuing a press release and filing a Current Report on Form 8-K to confirm the exercise of the call option, but the exercise of the call option would not, itself, lead to a postponement of the General Meeting.

The Proposal: Approval of the Acquisition and the Share Issuance, page 35

7.	Disclosure in the second bullet point under the heading “Meaningful Cost Savings and Other Synergies” on page 43 indicates that Perrigo shareholders will receive a fixed number of Mylan ordinary shares “which provides certainty to holders of Mylan ordinary shares as to their pro forma percentage ownership in the combined company.” As currently written, the Proposal does not appear to set a maximum amount on the number of shares that are authorized by the Proposal to be issued in the Acquisition. Please revise this section to clarify this point and to indicate whether the Proposal, if approved in its current form, will enable the Mylan board to issue more shares or higher cash consideration than currently disclosed in the first paragraph on page 46.

Response: The Staff’s comment is noted. Perrigo shareholders will receive Mylan ordinary shares at a fixed exchange ratio of 2.3 Mylan ordinary shares for each Perrigo ordinary share. In response to the Staff’s comment, the disclosure under “Reasons for the Transaction” on page 45 of the Proxy Statement Amendment has been revised to clarify that the exchange ratio is fixed. The disclosure under “The Proposal: Approval of the Acquisition and the Share Issuance” on page 36 of the Proxy Statement Amendment has been revised to clarify that the terms of the Acquisition and Share Issuance which would be approved pursuant to approval of the Proposal are the terms described under “Terms of the Transaction” on page 48 of the Proxy Statement Amendment.

Background and Reasons for the Transaction, page 37

8.	Disclosure indicates that Mylan issued a public announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015, setting forth its legally binding commitment to commence an offer to acquire all of the outstanding Perrigo ordinary shares. Disclosure also indicates that the Mylan board met on April 27, 2015 to discuss Teva’s offer to acquire Mylan. Given that Teva’s April 21 offer was contingent on Mylan not completing its proposed acquisition of Perrigo, it would appear that any consideration of the Teva transaction was a foregone conclusion as of April 24, upon issuance of the Rule 2.5 announcement. Please disclose whether the Board considered the Teva offer prior to its legally binding commitment to commence an offer for Perrigo shares, and if not, how the Board was able to evaluate the Teva offer on its merits given Mylan’s legally binding commitment and Teva’s offer terms.

Response: The Staff’s comment is noted. The Executive Committee of the Mylan Board of Directors did not consider Teva’s non-binding expression of interest on April 15, 2015 when it authorized Mylan to commence an offer to acquire all of Perrigo’s ordinary shares because Teva did not communicate its non-binding expression of interest to Mylan until April 21, 2015. We respectfully submit that Teva merely made a non-binding expression of interest on April 21, and that it is therefore uncertain whether an actual offer by Teva (if ever made at all) would be contingent on Mylan not completing its proposed acquisition of Perrigo. Moreover, we respectfully submit that the Mylan Board was not prevented by its commitment to commence an offer for Perrigo’s shares from considering on April 27, 2015 the merits of a potential transaction with Teva as conveyed in its current non-binding expression of interest. The Mylan Board will remain free to consider alternative transactions, including a potential transaction with Teva, and, until Mylan’s shareholders approve Mylan’s offer for Perrigo at the extraordinary general meeting, to recommend that Mylan’s shareholders not approve the Perrigo transaction at the extraordinary general meeting if it should conclude that any such alternative transaction is superior to the acquisition of Perrigo. In response to the Staff’s comment, disclosure to this effect has been added under “Reasons for the Transaction” on page 45 of the Proxy Statement Amendment.

9.	The first paragraph on page 41 includes the statement that “[a]fter a comprehensive review conducted in consultation with its financial and legal advisors, the Mylan Board concluded that Teva’s non-binding expression of interest did not meet any of the key criteria that would cause the Mylan Board to depart from Mylan’s successful and longstanding standalone strategy, and consider engaging in discussions to sell Mylan.” Emphasis added. Given that Teva’s offer for Mylan is contingent on Mylan not completing its proposed acquisition of Perrigo or any alternative transactions, so that a Mylan shareholder’s vote for the Proposal is in effect a vote against Teva’s proposed acquisition of Mylan, please describe the “key criteria” referenced in this paragraph and whether such criteria included consideration of an offer price for Mylan that the Mylan board believed appropriately valued the company.

Response: The Staff’s comment is noted. The key criteria referenced on page 41 of the Proxy Statement with respect to the response of the Mylan Board to Teva’s non-binding expression of interest are as follows: (i) Mylan’s strategic focus going forward (including between generics and specialty), (ii) offer price reflecting a sufficient change of control premium, (iii) currency of acquisition consideration, (iv) geographical overlap and footprint, (v) product portfolio redundancy, (vi) industrial logic, (vii) cultural fit, (viii) financial performance of potential acquiror, (ix) regulatory risk (including the scope of expected divestments required to meet anti-trust approval conditions), (x) integration and its impact on management and employee positions, (xi) the way the stated synergies could be realized, (xii) effects on operations, (xiii) continuation or expansion of research and development capabilities, (xiv) commitment to innovation and (xv) Mylan’s activities in developing countries. In response to the Staff’s comment, disclosure to this effect has been added under “Background of the Transaction” on page 42 of the Proxy Statement Amendment and under “Background of the Offer” on page 37 of the Registration Statement Amendment.

10.	We note that in the April 27, 2015 letter sent from Mylan’s Executive Chairman, Robert J. Coury, to Teva’s President and Chief Executive Officer, Erez Vigodman, filed on April 27, 2015 as Form 425, in which Mr. Coury indicated that the Mylan board had unanimously rejected Teva’s offer to acquire Mylan for $82 per Mylan ordinary share, Mr. Coury also indicated that the Mylan board “will certainly not consider engaging in discussions to sell the Company unless the starting point of the discussions is significantly in excess of $100 per share” and that Teva’s offer was a “grossly insufficient valuation” of Mylan. In contrast, disclosure on page 41 indicates that Mylan’s offer to acquire Perrigo for $75 in cash and 2.3 Mylan ordinary shares reflects an effective implied value of $232.23 per Perrigo ordinary share based on the closing price of a Mylan ordinary share of $68.36 on April 8, 2015, “the first day of market reaction to Mylan’s initial proposal to acquire Perrigo.”

In light of Mr. Coury’s statements as well as the Teva offer for $82 per Mylan ordinary share, both of which suggest that Mylan is proposing to pay an effective implied value significantly higher than $232.23, please disclose why it is appropriate for Mylan shareholders, in evaluating the Proposal, to consider $68.36 per Mylan ordinary share as the appropriate valuation of Mylan shares.

Response: The Staff’s comment is noted. We respectfully submit that Teva’s non-binding expression of interest at $82.00 per Mylan ordinary share, as well as Mylan’s indication in its letter dated April 27, 2015 to Teva regarding the Board’s views as to the value of Mylan in a sale transaction, each reflects a change-of-control premium for the Mylan ordinary shares. No such premium is implicated by an at-market transaction with respect to the shares of a company for which no change of control takes place, as would be the case with Mylan shares shortly following the consummation of the Acquisition.

The market price of Mylan ordinary shares shortly following consummation of the Acquisition will not reflect a change-of-control premium and is not likely to be in the range of values the Mylan Board would expect for a Mylan ordinary share in a sale of the Company. It is this market price that a former Perrigo shareholder should expect to receive in any sale of its Mylan ordinary shares shortly following the consummation of the Acquisition. Consequently, Mylan believes that it is appropriate to use a recent market price for the Mylan ordinary shares (such as the closing price of $68.36 per Mylan ordinary share on April 8, 2015, the date of public announcement of Mylan’s bid for Perrigo) to value the consideration to be received in the Acquisition by a Perrigo shareholder for its Perrigo ordinary shares and it would not be appropriate to use a value for Mylan ordinary shares that could be received in a change-of-control transaction and that reflects a change-of-control premium.

In response to the Staff’s comment, disclosure has been added under “Background of the Transaction” on page 42 of the Proxy Statement Amendment and under “Background of the Offer” on page 37 of the Registration Statement Amendment to indicate that the Board would expect a sufficient change-of-control premium in any sale of the Company in order to clarify that any value discussed for Mylan ordinary shares in this context should reflect such a premium and is not comparable to a normal market price for Mylan ordinary shares.

Reasons for the Transaction, page 41

11.	Disclosure in the last paragraph on page 41 indicates that the Mylan board believes that the combination of Mylan and Perrigo would deliver to Mylan’s and Perrigo’s shareholders “significantly greater near- and long-term value than they could otherwise obtain on a standalone basis.” Please disclose whether the Board, in formulating such belief, considered the value of Mylan suggested by Mr. Coury, as opposed to the $68.36 price per ordinary share referenced earlier on page 41.

Response: The Staff’s comment is noted. The Board, in formulating the belief referenced in the Staff’s comment, considered both the near-term and long-term value of Mylan ordinary shares. Accordingly, the Board considered both recent market valuations for the Mylan ordinary shares such as its closing price of $68.36 on April 8, 2015, and future expected values for Mylan ordinary shares in the range suggested in Mylan’s letter of April 27, 2015, including values for the Mylan ordinary shares that the Board would expect to receive in a change-of-control transaction. The Board did not consider a single price or value for the Mylan ordinary shares in reaching its conclusion.

In response to the Staff’s comment, the disclosure under “Reasons for the Transaction” on page 45 of the Proxy Statement Amendment has been revised to clarify that when the Board considered alternatives to the Acquisition, those alternatives included both potential transactions that would result in a change of control of Mylan and potential transactions that would not result in a change of control of Mylan. This disclosure also has been revised to clarify that the Board considered both near-term value and long-term value to Mylan and its stakeholders of such alternatives.

A Combined Company with a Strong Financial Profile, page 43

12.	Please supplement the disclosure to explain the statement that the Acquisition will “be accretive to the combined company’s adjusted annual earnings per share on a fully synergized basis.” Emphasis added. Also provide support for such statement, including the preliminary estimates referenced in the risk factor on page 24 and the underlying assumptions for such estimates. Note that this comment applies equally to the same disclosure found in the registration statement on Form S-4.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Reasons for the Transaction” on pages 10 and 44 and the relevant risk factor on page 25 of the Proxy Statement Amendment and the applicable disclosure under “Reasons for the Offer” on pages 4 and 39 and the relevant risk factor on page 23 of the Registration Statement Amendment has been revised to clarify that we expect the Acquisition to be accretive by year four following the Acquisition, assuming that all anticipated annual pre-tax operational synergies of at least $800 million are fully realized. We note that the preliminary estimate referenced in the risk factor on page 25 of the Proxy Statement Amendment, and on page 23 of the Registration Statement Amendment, is the $800 million synergies estimate referenced throughout the Amendments. The key underlying assumptions for the $800 million estimate are set forth in our response to Comment 14 below. We have revised the disclosure on pages 50-51 of the Proxy Statement Amendment and on page 69 of the Registration Statement Amendment to provide greater detail regarding the assumptions underlying the $800 million synergies estimate.

13.	We note the statement that “Mylan anticipates that the combination of Mylan and Perrigo will result in substantial free cash flows to drive rapid deleveraging and enhanced reinvestment into the business...” Emphasis added. Please expand this disclosure so that shareholders have a better understanding of the reference to “substantial.”

Response: We acknowledge the Staff’s comment to expand the disclosure in the Proxy Statement, however, we respectfully advise the Staff that we have been advised by Irish counsel that the Irish Takeover Rules prevent us from including the figures set forth above in either of our filings as these figures constitute prohibited profit forecasts.

Meaningful Cost Savings and Other Synergies, page 43

14.	We note that slide 33 of the investor presentation filed as Form 425 on May 5, 2015 that “[i]f the Mylan/Perrigo deal were already completed, Perrigo shareholders would be expected to receive $10.00+ in 2015E adjusted EPS PLUS $75 per share in cash.” This assertion appears to be based on Perrigo’s standalone expected 2015 adjusted EPS, Mylan’s expected 2015 adjusted EPS and the exchange ratio and cash consideration offered to be paid to Perrigo shareholders in the exchange offer. However, while the assertion refers to “2015E adjusted EPS,” the underlying calculation appears to assume achievement of the full $800 million of synergies that Mylan projects to be achieved only in the fourth year after the acquisition.

We also note that the Rule 2.5 announcement filed as an exhibit to Form 8-K on April 24, 2015 states that “[t]he transaction is expected to be immediately accretive to EPS on a fully-synergized basis.” (emphasis added).

Finally, we note the statement under the caption “Meaningful Cost Savings and Other Synergies” on page 43 of the proxy statement and page 38 of the registration statement that “the combination of Mylan and Perrigo will result in at least $800 million of annual pre-tax operational synergies by the end of year four following the consummation of the Acquisition.”

Given the apparent inconsistency among these statements, please revise the disclosure to clarify the year in which the Acquisition will be accretive and provide support for such claim. With a view towards disclosure, please also advise us of the type of synergies to be achieved, the source of synergies, when such synergies are expected to start, whether any one-time costs must be incurred to realize such synergies and any other significant assumptions relied upon in arriving at this dollar amount. Note that this comment applies equally to the same disclosure found in the registration statement on Form S-4.

Response: We expect to realize at least $800 million of annual pre-tax operational synergies by the end of year four following the consummation of the Acquisition. In addition, we anticipate that the acquisition will be accretive to the combined company’s adjusted annual earnings per share in year four following the acquisition, assuming the anticipated synergies are realized in full.

We respectfully advise the Staff that Slide 33 of the investor presentation filed as Form 425 on May 5, 2015 was intended solely to be an illustrative example with a key assumption that the full $800 million in synergies are realized in 2015. Likewise, the disclosure of the transaction being immediately accretive on a fully synergized basis was also intended solely to illustrate the immediate impact of the transaction taking into consideration the full synergies in year 1 post close of the transaction. We have added disclosure under “Reasons for the Transaction” on pages 10 and 44 and the relevant risk factor on page 25 of the Proxy Statement Amendment and under “Reasons for the Offer” on pages 4 and 39 and the relevant risk factor on page 23 of the Registration Statement Amendment to clarify that we expect the acquisition will be accretive in year four following the acquisition, assuming all anticipated annual pre-tax operational synergies of at least $800 million are fully realized.

We expect to achieve both financial and operational synergies. We conducted an extensive review of publicly available information related to Perrigo, and reviewed and analyzed various business strategies that we might consider in the event that the acquisition is consummated. We determined the source and scale of potential recurring pre-tax operational synergies on the basis of this extensive review, as well as our prior integration experience, understanding of Perrigo’s operations and cost structure, market intelligence and our own transactional experience. We have not had the cooperation of Perrigo’s management or any of its advisors, and have not been provided any non-public information about Perrigo. As such, in estimating the one-time costs to achieve synergies, we are limited to using a standard industry rule of thumb of up to 1.5 times the estimated annual pre-tax synergies to be realized. The actual one-time costs incurred may differ materially from such estimate.

As we disclose on page 69 of the Registration Statement Amendment, those synergies are expected to come from savings associated with integration and optimization across cost components and functions of the combined company, including the following:

•	Reduced costs of goods sold from operational efficiencies;

•	Limits on the need for further near-term expansion;

•	Vertical integration;

•	Manufacturing rationalization;

•	Research and development savings from elimination of overlapping operations to allow for more efficient and enhanced product development;

•	Optimizing sales and distribution channels from combining sales infrastructure;

•	Reduced general and administrative expense from complementary operating platforms; and

•	Increased revenue from cross-selling.

We have added disclosure consistent with the disclosure on page 69 of the Registration Statement Amendment to pages 50-51 of the Proxy Statement Amendment.

When evaluating the potential annual pre-tax operational synergies, Mylan assumed the following:

•	That the Acquisition will be consummated;

•	That there will be no material impact on Mylan arising from any divestitures or other restrictions required by competition authorities;

•	That there will be no material change to the market dynamics affecting Mylan and/or Perrigo following the consummation of the Acquisition; and

•	That there will be no material change to exchange rates following the consummation of the Acquisition.

We have added disclosure consistent with the above to page 69 of the Registration Statement Amendment and to pages 50-51 of the Proxy Statement Amendment.

15.	We note disclosure on page 81 of the registration statement that “[u]nder Dutch law…[d]irectors must act for the benefit of the company’s corporate interests…” and “the corporate interest extends to the interests of all stakeholders, such as shareholders, creditors, employees, customers, and suppliers.” We note disclosure on page 43 of the proxy statement that “[i]n addition to the anticipated benefits described above, the Mylan Board also considered the following factors in approving the Transaction . . . the benefits of the Acquisition for Mylan’s employees, customers, creditors, suppliers, patients, communities, and culture.” In light of Mylan’s recent incorporation from Pennsylvania to Ireland, please supplement the disclosure on page 43 to include disclosure similar to that found on page 81 of the registration statement so that Mylan’s shareholders can better assess the significance to the Mylan board’s consideration of all stakeholder interests, as opposed to predominantly shareholder interests.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Reasons for the Transaction” on page 45 of the Proxy Statement Amendment has been revised to include disclosure similar to that found on pages 82-83 of the Registration Statement Amendment.

16.	Disclosure in this section indicates that the Board considered, in approving the Transaction, “alternatives to the Acquisition, the potential value to Mylan of such alternatives and the timing and likelihood of effecting any such alternative.” Please expand to clarify if such alternatives included the Teva proposal and whether the Perrigo board considered that the transaction with Teva could not be completed if the Acquisition was consummated.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have revised the applicable disclosure under “Reasons for the Transaction” on page 45 of the Proxy Statement Amendment to clarify that the Board considered both change of control transactions, such as the Teva non-binding expression of interest, and transactions not resulting in a change of control of Mylan.

Certain Conditions of the Offer, page 46

17.	Refer to the first offer condition. We note that Appendix I to the registration statement on Form S-4 contains a more detailed description of this condition, and includes a proviso that the condition shall not be satisfied unless Mylan shall have acquired or agreed to acquire Perrigo shares carrying in aggregate more than 50% of the voting rights then exerciseable at a general meeting of Perrigo. Please revise the proxy statement’s description of this condition to more accurately reflect the actual condition included in the registration statement. Include in such revised disclosure an explanation of the proviso and why it is a term of the offer.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosures under “Certain Conditions of the Offer” on pages 10 and 48 of the Proxy Statement Amendment and under “What are the conditions of the offer?” on page ix and “Certain Conditions of the Offer” on pages 2 and 49 of the Registration Statement Amendment have been revised to further clarify the proviso and to explain its purpose.

Ownership of Mylan After the Transaction, page 47

18.	Please disclose the assumptions referenced in the first sentence of this section.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Ownership of Mylan After the Transaction” on page 49 of the Proxy Statement Amendment has been revised to specify the assumptions on which we have based the expected ownership percentages of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the Transaction.

Registration Statement on Form S-4

General

19.	We note disclosure throughout the prospectus that Mylan will, no later than 14 days after the date on which the offer becomes or is declared wholly unconditional, accept for exchange, and will exchange for cash and Mylan ordinary shares all Perrigo ordinary shares validly tendered and not properly withdrawn. We note similar disclosure that any shares tendered during a subsequent offering period will be accepted for exchange immediately upon tender and will be exchanged for the offer consideration in no event later than 14 days after tender. Please advise how the potential length of such payment period is consistent with Mylan’s obligations under Exchange Act Rule 14e-1(c) and 14d-11(c) and (e).

Response: The Staff’s comment is noted. We respectfully advise the Staff that, consistent with Exchange Act Rule 14e-1(c) and 14d-11(c) and (e), Mylan will pay the consideration offered as promptly as possible and in no event later than 14 days after tender. In response to the Staff’s comment, disclosure to this effect has been added to pages xiii, 9 and 42-44 of the Registration Statement Amendment.

20.	Please supplement the disclosure to indicate that the offer is subject to certain exemptive relief which has been requested from the Commission, and if granted, the offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under United States domestic tender offer procedures and law, and if true, that the documents relating to the offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Response: The Staff’s comment is noted. As discussed with the Staff, we intend to withdraw our request for exemptive relief submitted to the Staff by letter dated May 26, 2015. The offer for Perrigo ordinary shares will be conducted in accordance with U.S. securities laws.

All documents relating to the offer will be prepared in accordance with the disclosure requirements of both U.S. securities laws and the Irish Takeover Rules, subject to certain exemptive relief that has been received from the Irish Takeover Panel.

Note on Information Concerning Perrigo, page i

21.	We note the statement on page i that if Mylan receives information requested from Perrigo before the offer expires and considers it to be material, reliable and appropriate, then Mylan will amend or supplement the offer to exchange to provide such information. We remind Mylan of its obligations under Exchange Act 14d-4(d) and Instruction 3 to 14d-4(b).

Response: The Staff’s comment is noted.

What will I receive for my Perrigo ordinary shares? Page vi

22.	With a view towards disclosure, please advise us what consideration Mylan gave to including in the table a share price near the $55.31 price at which Mylan was prior to widespread rumors of the Teva proposal. For example, it is our understanding that on March 11, 2015 the first day of widespread social media rumors and press reporting of a potential Teva proposal, Mylan’s share price rose 6.7%, while the S&P 500 fell 1.5% and that on April 8, 2015, the date of public announcement of Mylan’s bid for Perrigo, Mylan’s shares rose 13.6% following widespread speculation that both Perrigo and Mylan were potential acquisition targets.

Response: Mylan respectfully disagrees that the increase in Mylan’s share price on March 11, 2015 was attributable primarily to rumors of a potential Teva proposal. Moreover, Mylan respectfully submits that even if such rumors had temporarily influenced Mylan’s share price, by April 8, 2015, the March 11th share price was stale and Mylan’s current share price did not reflect rumors of a Teva proposal.

Mylan’s conclusions regarding the irrelevance of the March 11th Teva rumors and the staleness of the March 11 share price are substantiated by public comments from a Teva executive and the trading history of Mylan’s shares. On March 3, 2015, Siggi Olafsson, President & CEO of Teva’s Global Generic Medicines Group, publicly told the market that Teva was not interested in a transaction, “And Mylan has a different business. They just closed the deal with Abbott that they are building up around their brands in Europe, which we haven’t been interested in. So, I think . . . [there are many] social issues and strategic issues between the companies, so I don’t think this is going to happen any time soon.”1 Mylan believes these comments neutralized the effect of any subsequent rumors of a Teva proposal on Mylan’s stock price. Moreover, from March 2, 2015, the date of Mylan’s quarterly earnings announcement, through April 7, 2015, the day before Mylan publicly announced its potential combination with Perrigo, Mylan’s stock increased by a modest 2.9%, which is more plausibly explained by Mylan’s having exceeded analysts’ consensus EPS forecast than by takeover rumors that had been directly contradicted by one of Teva’s senior executives. In fact, in the eighteen trading days after March 11 and before Mylan publicly announced its proposal to acquire Perrigo, Mylan’s stock-price growth actually lagged the S&P 500’s growth by 83%.

In contrast to the lack of sustained market response to any purported Teva rumors, the market responded enthusiastically to Mylan’s Perrigo announcement on April 8, 2015. On that day, Mylan’s share price increased 14.8% on trading volume of 50.9 million ordinary shares, and Perrigo’s share price jumped by 18.4% with trading volume of 17.7 million Perrigo ordinary shares. We believe that these sharp increases in Mylan’s and Perrigo’s share price and trading volume reflect the market’s recognition of the value of the companies’ proposed combination. This view is supported by the fact that in a number of analysts’ reports published after April 8, 2015, Mylan was evaluated by the analysts on a standalone basis (both with and without Perrigo) with price targets ranging from $62 to $67 per Mylan ordinary share without Perrigo, and from $73 to $90 per Mylan ordinary share with Perrigo.2 Mylan respectfully rejects any assertion that the increase in the trading price of Mylan’s ordinary shares on April 8, 2015 is attributable to speculation that Mylan was a potential acquisition target rather than the tangible news represented by Mylan’s Perrigo announcement.

What are the conditions of the offer? Page ix

23.	Refer to the first offer condition. Revise the disclosure to define the term “unconditionally allotted.” In addition, we note that Appendix I to the prospectus contains a more detailed description of this condition, and includes a proviso that the condition shall not be satisfied unless Mylan shall have acquired or agreed to acquire Perrigo shares carrying in aggregate more than 50% of the voting rights then exerciseable at a general meeting of Perrigo. Please revise the description of this condition throughout the prospectus to more accurately reflect the condition described in Appendix I. Include in such revised disclosure an explanation of the proviso and why it is a term of the offer.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have defined “unconditionally allotted” under “Certain Conditions of the Offer” on pages 10 and 48 of the Proxy Statement Amendment and under “What are the conditions of the offer?” on page ix, “Do I have to vote to approve the offer or compulsory acquisition?” on page xi, “Certain Conditions of the Offer” on pages 2 and 49, “General” on page 9 and “Convertible Securities and Rights under Perrigo Share Plans” on page 68 of the Registration Statement Amendment.

In addition, in response to the Staff’s comment, we have also revised the disclosure under “Certain Conditions of the Offer” on pages 10 and 48 of the Proxy Statement Amendment and under “What are the conditions of the offer?” on page ix and “Certain Conditions of the Offer” on pages 2 and 49 of the Registration Statement Amendment to further clarify the proviso and to explain its purpose.

[1]	See remarks of Siggi Olafsson in transcript of Teva Pharmaceuticals Ltd at Cowen and Company 35th Annual Health Care Conference live audio webcast on March 3, 2015, available from ThomsonOne at https://thomsonone.com.
[2]	See Jason M. Gerberry and Derek C. Archila, Win-Win Scenarios in Front of Mylan, April 9, 2015, at 1, 2 (Leerink); Gregg Gilbert and Greg Fraser, Preliminary pro forma analysis of “Myl-igo”, April 9, 2015, at 1 (Deutsche Bank); Gregg Gilbert and Greg Fraser, Model/Target updates, April 10, 2015, at 1 (Deutsche Bank); Chris Schott et al, Further Upside Potential as M&A Play Out; Raising PTs, Prefer MYL Followed by PRGO and Teva, April 13, 2015, at 1 (J.P. Morgan); Marc Goodman, Mylan Attractive in Any of our Deal Scenarios, April 21, 2015, at 1 (UBS); and Andrew Finkelstein, Mylan, Inc.: Valuing on Transformation – Price Target to $85, May 6, 2015, at 1 (Susquehanna).

What does it mean for the offer to become or be declared “wholly unconditional?” Page x

24.	Disclosure indicates that a holder will not have withdrawal rights after the offer becomes or is declared wholly unconditional, except in certain limited circumstances. Please supplement the disclosure here and on page 47 under the heading “Withdrawal Rights” to advise holders that under certain circumstances and in accordance with Irish practice, Mylan intends to declare the offer wholly unconditional (after the 20th business day) as soon as possible after all of the conditions have been fulfilled or waived, even if prior to the expiration of any voluntary extension of the offer. The revised disclosure should explain to holders the potential period of time between the termination of their withdrawal rights and expiration of such offer extension.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have revised the disclosure under “What does it mean for the offer to become or be declared “wholly unconditional” on page x and under “Withdrawal Rights” on pages 48-49 of the Registration Statement Amendment to clarify that the offer will not be declared wholly unconditional and holders’ withdrawal rights will not be terminated prior to the expiration of the offer (other than any subsequent offer period).

How long will it take to complete your proposed transaction? Page x

25.	We note the statement regarding Mylan’s “unconditional commitment to take all actions” to obtain a decision from the US Federal Trade Commission. We also note disclosure on page 7 that Mylan believes “that the closing of the offer is subject to the receipt of regulatory approvals from the relevant competition authorities in the European Union, Australia, Canada, Russia, and Ukraine or the expiration of the applicable waiting periods under the antitrust and competition laws of such jurisdictions.” With a view towards disclosure, please advise whether Mylan has made a similar commitment with respect to these other regulatory approvals.

Response: The Staff’s comment is noted. We respectfully advise the Staff that subsequent to filing the Registration Statement and Proxy Statement on May 5, 2015, we have determined that approvals will not be required in Canada or Australia. Approvals will be required in the European Union, Mexico, Russia and Ukraine. We have not made a formal unconditional commitment with respect to regulatory approvals from the relevant competition authorities in the European Union, Mexico, Russia and Ukraine. However, pursuant to Mylan’s commitment under the Irish Takeover Rules to commence the offer for Perrigo, Mylan is required generally to take any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted by governmental agencies from which we seek consents or approvals, including any divestitures needed to obtain any antitrust or competition approvals, provided that it is a condition to the offer that the terms and conditions of any such antitrust and competition approvals must be acceptable or reasonably satisfactory to Mylan.

If I decide not to tender, how will the offer affect my Perrigo ordinary shares? Page xiv

26.	Disclosure here and in the proxy statement indicate that following the consummation of the offer, Mylan intends to use a compulsory acquisition procedure under the Companies Act to acquire the outstanding Perrigo shares that were not tendered into the exchange offer or otherwise acquired by Mylan. Given the possibility that Perrigo shares will be delisted if the Exchange Offer is consummated, please supplement this disclosure to indicate:

•	when Mylan can begin the compulsory acquisition procedure;

•	when Mylan’s right to exercise the compulsory acquisition procedure expires;

•	how long it will take for the compulsory acquisition procedure to be completed; and

•	when Perrigo shareholders who wait until the compulsory acquisition period will receive the consideration.

Please also disclose, if true, that Perrigo shareholders have a statutory right to apply to the Irish High Court to resist the compulsory acquisition procedure.

Response: The Staff’s comment is noted. In response to the Staff’s comments we have supplemented the disclosures under “If I decide not to tender, how will the offer affect my Perrigo ordinary shares?” on pages xiv-xv and under “Compulsory Acquisition” on page 67 of the Registration Statement Amendment.

Failure to Acquire 100% of the Perrigo Ordinary Shares . . . , page 26

27.	Disclosure in this risk factor indicates that the offer is conditional upon valid acceptances being received in respect of not less than 80% “of Perrigo ordinary shares (on an undiluted basis).” Please reconcile this reference with disclosure in the Acceptance Condition on page A-1, which appears to reference the 80% threshold on a fully diluted basis.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have updated the risk factor on page 26 of the Registration Statement Amendment to refer to the 80% threshold on a fully diluted basis.

Financing the Offer; Source and Amount of Funds, page 71

28.	We note the statement on page 72 that “the commitments in respect of the Loans will be available until the earliest to occur of April 22, 2016 and certain events relating to the completion or termination of the offer that are customary for “certain funds” financings in connection with acquisitions of Irish public companies and are specified in the Bridge Credit Agreement.” Please revise the disclosure to summarize the “certain events.”

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Financing of the Offer; Source and Amount of Funds” on page 72 of the Registration Statement Amendment has been revised to summarize the events which would lead to the commitments in respect of the Loans no longer being available.

Antitrust Clearance, page 74

29.	We note the disclosure that “Mylan has an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the US Federal Trade Commission, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that the HSR Pre-Condition is satisfied.” Please provide similar disclosure in the preliminary proxy statement. With a view towards disclosure in both the registration statement and the proxy statement, please advise:

•	whether Mylan has made similar commitments with respect to obtaining necessary decisions from non-U.S. competition authorities;

•	whether Mylan anticipates it will be required to take any action to obtain such regulatory approvals, including any divestitures; and

•	if Mylan anticipates such actions will be required, what the effect such actions would have on Mylan or the strategic benefits of the transaction with Perrigo.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Certain Conditions of the Offer” on page 49 and under “Regulatory Approvals; Certain Other Legal Matters” on page 52 of the Proxy Statement Amendment has been revised to include similar disclosure to that included on page 74 of the Registration Statement and referenced in the Staff’s comment.

We respectfully advise the Staff that we have not made a similar unconditional commitment with respect to regulatory approvals from the relevant competition authorities in the European Union, Mexico, Russia and Ukraine. However, as noted above, we are generally required under the Irish Takeover Rules to take the steps necessary to obtain such regulatory approvals, provided that it is a condition to the offer that the terms and conditions of any such approvals must be acceptable or reasonably satisfactory to Mylan.

In addition, as we disclose in the risk factor entitled “Although Mylan has committed to make any and all divestitures . . .” on page 28 of the Proxy Statement Amendment and on pages 26-27 of the Registration Statement

Amendment, we anticipate that the relevant competition authorities may require us to make divestitures in order to obtain regulatory approval. In particular, we anticipate that we will be required by the Federal Trade Commission to divest three product lines in the United States. Consistent with our disclosure on page 69 of the Registration Statement Amendment, we do not anticipate that the divestiture in the United States, or any divestitures required by the relevant competition authorities outside the United States, will be material to the combined company.

Comparison of Shareholders’ Rights, page 86

30.	With a view towards disclosure, please advise whether or how Mylan shareholders can nominate directors, remove directors or fill vacancies and if so, the procedures for doing so.

Response: Directors are appointed by the General Meeting pursuant to a binding nomination made by the Mylan Board. The General Meeting may overrule a binding nomination for a director by a resolution adopted with a majority of at least two-thirds of the votes cast, representing more than half of Mylan’s issued share capital. In such event, the Board may make a new binding nomination to be submitted to a subsequent General Meeting. If the Board fails to exercise its right to submit a binding nomination for a director or fails to do so in a timely manner, the General Meeting may nominate and appoint a director (with a majority of at least two-thirds of the votes cast representing more than half of Mylan’s issued share capital), provided that the relevant nominee(s) is/are named in the agenda of the meeting or the explanatory notes thereto.

Directors may be suspended or removed by shareholders at the General Meeting at any time. A resolution of shareholders at the General Meeting to suspend or remove a Director pursuant to and in accordance with a Board proposal shall be passed by simple majority of the votes cast. A resolution of shareholders at the General Meeting to suspend or remove a Director other than pursuant to and in accordance with a Board proposal shall require a majority of at least two-thirds of the votes cast, representing more than half of Mylan’s issued share capital.

31.	The discussion of Stichting Preferred Shares Mylan on page 111 indicates that by exercising the option to acquire a company’s preferred shares, the foundation temporarily dilutes the voting rights of the company’s holders of ordinary shares, thereby preventing the holders of ordinary shares from exercising control while the preferred shares remain outstanding (emphasis added). Please supplement the disclosure to elaborate on the term “temporarily.” In addition, with a view towards disclosure, please advise whether the grant of the option to the Foundation has the effect of giving a right of absolute voting authority over Mylan to the Foundation.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Comparison of Shareholders’ Rights—Rights Agreement / Preferred Shares” on page 112 of the Registration Statement Amendment has been revised to clarify that once a perceived threat to Mylan and its stakeholders has been removed or sufficiently mitigated or neutralized, any preferred shares acquired by the Foundation would be cancelled.

The grant of the option to the Foundation does not have the effect of giving it a right of absolute voting authority over Mylan. Given the Foundation’s limited protective purpose as set out in the purpose clause of its articles of association and the general principle under Dutch corporate law that protective measures need to be an adequate and proportionate response to a perceived threat, the Foundation would be restricted from exercising more voting rights than required to neutralize a perceived threat to Mylan and its stakeholders such as that potentially presented by the voting power of a hostile bidder. The applicable disclosure under “Comparison of Shareholders’ Rights—Rights Agreement/Preferred Shares” on page 112 of the Registration Statement Amendment has been revised to reflect the foregoing clarification.

Forward Looking Statements, page 139

32.

We note the reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Question 117.05 of the Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009). Please include disclosure in the Schedule TO to be filed in the future and in the offer to exchange that states that the safe harbor provisions contained in the Securities Act and Exchange Act do not apply to any forward-looking statements that Mylan makes in connection with the exchange offer, including forward-looking statements from the company’s filings which are incorporated by reference into the exchange offer. Please ensure future filings filed in connection with this transaction comply with this comment.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Forward-Looking Statements” on page 139 of the Registration Statement Amendment has been revised to delete the reference to the safe harbor provisions.

33.	We note the disclaimer on page 140 that Mylan undertakes no obligation to update any statements for revisions or changes after the filing date of the prospectus/offer to purchase. This disclaimer is inconsistent with the Mylan’s obligations under Rule 14d-3(b) and 14d-4(d) to amend the Schedule TO to reflect a material change in the information previously disclosed and to promptly disseminate to security holders such change in a manner reasonably designed to inform security holders of such change. Please revise accordingly and ensure future filings filed in connection with this transaction comply with this comment.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Forward-Looking Statements” on pages 139-140 of the Registration Statement Amendment has been revised to make it clear that Mylan will be required to update to the extent required by law.

Appendix I Conditions to and Certain Further Terms of the Offer, page A-1

34.	Please supplement the disclosure in the prospectus to explain the Acceptance Condition more clearly. Include in such disclosure an explanation of the difference between the condition that Mylan receive valid acceptances from Perrigo shareholders with respect to Perrigo ordinary shares representing not less than 80% of issued and to be issued Perrigo ordinary shares and what appears to be a separate condition contained in the proviso that Mylan shall have acquired or agreed to acquire Perrigo ordinary carrying more than 50% of the voting rights then exerciseable at a general meeting of Perrigo (emphasis added). Explain why it is necessary to the offer to include this second condition within the Acceptance Condition and describe any actions Mylan may take to assure satisfaction of this second condition. Disclose the circumstances under which Mylan could receive valid acceptances from Perrigo shareholders with respect to Perrigo ordinary shares representing not less than 80% of issued and to be issued Perrigo ordinary shares but Mylan shall not have acquired or not agreed to acquire Perrigo ordinary carrying more than 50% of the voting rights then exerciseable at a general meeting of Perrigo.

Response: The Staff’s comment is noted. We respectfully advise the Staff that Appendix I cannot be revised as it has been approved by the Irish Takeover Panel and issued as part of Mylan’s public announcement pursuant to Rule 2.5 of the Irish Takeover Rules. In response to the Staff’s comment, the applicable disclosure under “What are the conditions of the offer?” on page ix and under “Certain Conditions of the Offer” on pages 2 and 49 of the Registration Statement Amendment has been revised to further clarify the proviso and to explain its purpose.

35.	Refer to condition (j) (“European Merger Regulation”) on page A-3. Please supplement the body of the prospectus to explain this condition in more comprehensible terms.

Response: The Staff’s comment is noted. We respectfully advise the Staff that Appendix I cannot be revised as it has been approved by the Irish Takeover Panel and issued as part of Mylan’s public announcement pursuant to Rule 2.5 of the Irish Takeover Rules. In response to the Staff’s comment, we have expanded upon the EU Merger Regulation condition under “Certain Conditions of the Offer” on pages 11 and 48 of the Proxy Statement Amendment and under “What are the conditions of the offer?” on page x and “Certain Conditions of the Offer” on pages 2 and 50 of the Registration Statement Amendment.

36.	With a view towards disclosure, please advise whether Mylan requires approval of the Irish Takeover Panel to assert any of the listed conditions.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have supplemented our disclosure under “Certain Conditions of the Offer” on pages 11 and 49 of the Proxy Statement Amendment and under “What are the conditions of the offer?” on page x and “Certain Conditions of the Offer” on pages 3 and 50 of the Registration Statement Amendment.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman

Bradley L. Wideman
Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	John D. Sheehan, Mylan

Joseph F. Haggerty, Mylan

Mark Nance, Mylan

Thomas E. Dunn, Cravath